Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Amendment No. 1 to the Registration Statement on Form S-4 of our audit report dated October 20, 2025, with respect to the balance sheet of Greenland Exploration Limited as of June 30, 2025, and the related statements of operations, changes in stockholders’ equity, and cash flows for the period from June 9, 2025 (inception) to June 30, 2025, and the related notes to the financial statements. Our report relating to those financial statements includes an emphasis of matter paragraph regarding substantial doubt as to Greenland Exploration Limited’s ability to continue as a going concern.

We also consent to the reference to our firm under the heading “Experts” in such registration statement.

Fruci & Associates II, PLLC – PCAOB ID #05525

Spokane, Washington

January 16, 2026